Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

         Retirement of Dr Ralf Speth - Executive Director & CEO of Jaguar Land Rover
                                                       Automotive Plc (JLR)

Mumbai, January 30, 2020: Mr Chandrasekaran, Chairman of Tata Sons, Tata Motors and Jaguar Land Rover plc would like to announce that Professor Sir Ralf Speth has decided to retire from his current role as Executive Director and Chief Executive Officer of JLR at the end of his contract term in September 2020.

“I want to thank Ralf for his passion and commitment over the last 10 years.  Ralf developed Jaguar Land Rover from a niche UK centric manufacturer to a respected, technological leading, global premium company.”

“I am delighted that Ralf has agreed to maintain his relationship with JLR by becoming non-executive Vice Chairman.”

“Ralf will also remain on the board of Tata Sons.”

A search committee has been formed which will work with me to identify a suitable successor in the coming months.

Sir Ralf Speth has said:

“I feel very honoured to have worked with so many dedicated and creative people, both inside and outside of JLR.  We have elevated Jaguar and Land Rover. I want to say thank you for all their support and commitment.

We offer our customers multi-award-winning products and will continue to surprise with the best pipeline of new, innovative products we have ever had”.

“Personally, I am looking forward to new and exciting challenges”.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.